FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements published by Banco de Chile in a local newspaper on July 30, 2007, for the three months ended June 30, 2007.

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of June 30, 2007 and 2006

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30,
(Expressed in million of Chilean pesos)
________________

ASSETS	2007	2006
	MCh$	MCh$

CASH AND DUE FROM BANKS	1,096,455.1	1,031,552.5

LOANS:
Commercial loans	4,287,373.3	3,771,211.4
Foreign trade loans	833,234.4	697,531.1
Consumer loans	1,148,472.8	984,245.2
Mortgage loans	525,594.5	641,305.6
Leasing contracts	594,075.3	492,201.8
Contingent loans	1,053,579.3	921,242.1
Other outstanding loans	1,984,531.4	1,462,519.3
Past due loans	71,038.0	68,048.7

Total loans	10,497,899.0	9,038,305.2
Allowance for loan losses	(155,366.0)	(146,557.8)

Total loans, net	10,342,533.0	8,891,747.4

OTHER LOANS:
Investments purchased under agreements to resell	52,343.3	65,837.5

Total other loans	52,343.3	65,837.5

TRADING SECURITIES	1,378,868.4	1,246,224.7

INVESTMENTS:
Available for sale	34,151.5	27,004.9
Held to maturity	15,795.2	16,873.3

Total investments	49,946.7	43,878.2

DERIVATIVE INSTRUMENTS	41,365.7	60,853.3

OTHER ASSETS	565,230.1	336,501.9

FIXED ASSETS:
Bank premises and equipment, net	156,350.4	150,094.3
Investments in other companies	6,396.0	7,641.3

Total fixed assets	162,746.4	157,735.6

Total assets	13,689,488.7	11,834,331.1

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30,
(Expressed in million of Chilean pesos)
________________

LIABILITIES AND SHAREHOLDERS’ EQUITY	2007	2006
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,721,899.0	1,620,247.2
Time deposits	6,397,306.7	5,645,203.2
Other demand and time deposits	621,094.0	448,975.5
Securities sold under agreements to repurchase	321,546.2	272,407.7
Mortgage finance bonds	441,516.4	529,557.5
Contingent liabilities	1,054,980.4	922,962.7

Total deposits and other liabilities	10,558,342.7	9,439,353.8

BONDS ISSUED:
Bonds	630,721.8	335,485.4
Subordinated bonds	438,293.2	420,925.8

Total bonds issued	1,069,015.0	756,411.2

BORROWINGS FROM FINANCIAL INSTITUTIONS
AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	666.6	1,289.9
Other Central Bank Borrowings	70,651.3	-
Borrowings from domestic financial institutions	130,719.3	125,949.5
Foreign borrowings	560,908.2	486,199.0
Other liabilities	79,254.3	46,251.2

Total borrowings from financial institutions and Central Bank	842,199.7	659,689.6

DERIVATIVE INSTRUMENTS	71,258.3	66,186.9

OTHER LIABILITIES	363,101.1	157,167.7

Total liabilities	12,903,916.8	11,078,809.2

MINORITY INTEREST	0.4	1.0

SHAREHOLDERS’ EQUITY:
Capital and reserves	687,985.3	653,067.8
Other equity accounts	(2,074.3)	(880.9)
Net income for the year	99,660.5	103,334.0

Total shareholders’ equity	785,571.5	755,520.9

Total liabilities and shareholders’ equity	13,689,488.7	11,834,331.1

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AS OF JUNE 30,
(Expressed in million of Chilean pesos)
________________

	2007	2006
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	464,548.3	382,131.9
Gains from trading activities	5,784.9	27,729.9
Income from fees and other services	103,110.8	90,542.6
Gains from foreign exchange transactions	13,436.1	-
Other operating income	3,007.2	4,001.6

Total operating revenues	589,887.3	504,406.0
Less:
Interest expense	(236,558.1)	(174,901.0)
Losses from trading activities	(16,792.2)	(8,518.2)
Expenses from fees and other services	(20,971.6)	(20,008.2)
Loss from foreign exchange transactions	-	(14,243.0)
Other operating expenses	(5,764.6)	(8,169.2)

Gross margin	309,800.8	278,566.4
Personnel salaries and expenses	(92,500.9)	(78,884.6)
Administrative and other expenses	(56,794.9)	(61,787.9)
Depreciation and amortization	(11,783.3)	(9,917.9)

Net margin	148,721.7	127,976.0
Provision for loan losses	(27,105.2)	(12,111.0)

Total operating income	121,616.5	115,865.0

NON-OPERATING RESULTS:
Non-operating income	6,588.0	9,944.8
Non-operating expenses	(6,913.3)	(7,274.3)
Equity participation in net income (loss) in investments in other companies	(711.6)	739.4
Net loss from price-level restatement	(8,866.0)	(4,397.2)

Income before income taxes	111,713.6	114,877.7
Income taxes	(12,053.0)	(11,543.5)

Income after income taxes	99,660.6	103,334.2
Minority interest	(0.1)	(0.2)

Net income for the year	99,660.5	103,334.0

Héctor Hernández G.	Fernando Cañas B.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2007

Banco de Chile

/S/ Fernando Cañas B.
By: Fernando Cañas Berkowitz President and CEO